FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April 2007

Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant’s name into English)

150 York Street, Suite 1902 Toronto, Ontario M5H 3S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: April 20, 2007	/s/ Charles Main Name: Charles Main Title: Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

1.	NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

2.	MANAGEMENT INFORMATION CIRCULAR

3.	FORM OF PROXY

EXHIBIT 1

YAMANA GOLD INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Yamana Gold Inc. (the “Company”) will be held at the Four Seasons Centre for the Performing Arts, 145 Queen Street West, Toronto, Ontario on May 2, 2007 at 11:00 a.m. (Toronto time), for the following purposes:

(a)

To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the financial year ended December 31, 2006 and the report of the auditors thereon;

(b)	To elect directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(d)	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the audited consolidated financial statements of the Company for the financial year ended December 31, 2006.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 15, 2007 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

The board of directors of the Company has by resolution fixed 4:00 p.m. (Toronto time) on April 30, 2007 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 20 day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Peter Marrone

Peter Marrone
President and Chief Executive Officer

EXHIBIT 2

YAMANA GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Yamana Gold Inc. (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 15, 2007 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 30, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 15, 2007. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 30, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett, Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2006; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Voting Securities and Principal Holders Thereof

As of March 20, 2007, 353,662,266 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at March 15, 2007. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, there are no persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31, 2006, December 31, 2005 and December 31, 2004 (10 months) regarding compensation paid to or earned by the Company’s President and Chief Executive Officer, the Company’s Chief Financial Officer and the Company’s three most highly compensated executive officers other than the President and Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation(6)				Long-Term Compensation
Name and Principal Position	Year	Salary (Cdn$)	Bonus		Other Annual Compensation (Cdn$)(9)	Securities Under Options Granted(10) (#)	Shares or Units Subject to Resale Restrictions (Cdn$)	LTIP Payouts (Cdn$)	All Other Compensation (Cdn$)
			Cash (Cdn$)	Shares(7) (Cdn$)
Peter Marrone (1) President and Chief Executive Officer	2006 2005 2004	552,156 501,960 391,667	Nil 500,000 230,000	739,500 Nil Nil	43,650 38,930 34,935	2,000,000 600,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil (8)
Charles Main (2) Vice President, Finance and Chief Financial Officer	2006 2005 2004	234,960 213,600 166,667	100,000 125,000 67,800	394,400 Nil Nil	17,298 13,014 11,331	500,000 200,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil (8)
Antenor F. Silva, Jr. (3) Chief Operations Officer	2006 2005 2004	248,464 223,190 194,865	135,658 139,320 65,942	493,000 Nil Nil	11,931 10,081 4,149	700,000 400,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil (8)
Greg McKnight (4) Vice President, Business Development	2006 2005 2004	247,500 225,000 166,667	100,000 125,000 75,000	394,400 Nil Nil	8,555 5,812 4,637	500,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil (8)
Daniel Kivari (5) Vice President, Operations	2006 2005 2004	180,271 110,831 53,098	97,540 33,917 16,814	197,200 Nil Nil	Nil Nil Nil	350,000 25,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Marrone was appointed as President and Chief Executive Officer of the Company effective July 31, 2003.
(2)	Mr. Main was appointed as Vice President, Finance and Chief Financial Officer of the Company effective July 31, 2003.
(3)	Mr. Silva was appointed as Chief Operations Officer of the Company effective August 12, 2003.
(4)	Mr. McKnight was appointed as Vice President, Business Development of the Company effective February 5, 2004.
(5)	Mr. Kivari was appointed as Vice President, Operations of the Company effective February 3, 2006. Prior to this, Mr. Kivari acted as Project Manager of the Chapada Mine since June 1, 2004.
(6)

Certain dollar amounts shown for the years ended December 31, 2006, 2005 and 2004 were converted from United States dollars to Canadian dollars based on an average exchange rate for the respective periods of US$0.8846:Cdn$1, US$0.8613:Cdn$1 and US$0.7698:Cdn$1, and certain amounts were converted from Brazilian reais to Canadian dollars based on an average exchange rate for the respective periods of R$0.5127:Cdn$1, R$0.4982:Cdn$1 and R$0.4449:Cdn$1.

(7)

The Named Executive Officers were paid a portion of their 2006 bonus in Common Shares to minimize the use of cash resources. Each of the Named Executive Officers has agreed not to sell these Common Shares before June 23, 2007, except in certain circumstances. These bonuses are subject to cash taxes payable by the Named Executive Officer. See “Report on Executive Compensation - Bonus Payments” for details on the number of Common Shares issued to each Named Executive Officer.

(8)

In connection with the transactions creating the Company in 2003, the Company agreed to grant an aggregate of five million options to purchase Common Shares to certain key executives at an exercise price of Cdn$1.20 per share, being the issue price of the subscription receipts sold pursuant to the $55.5 million equity financing completed by the Company in July 2003. These options were subsequently granted to the executives at an issue price of $1.67 per share. To account for the difference in the exercise price, an aggregate of 808,000 Common Shares were issued to the key executives at a price of $1.67 per share pursuant to subscriptions entered into as at July 31, 2003. The Company issued the shares in July 2004 following receipt of regulatory and shareholder approvals. Pursuant to this transaction, Messrs. Marrone, Main, Silva and McKnight were issued 217,391, 68,870, 208,695 and 69,565 Common Shares, respectively.

(9)	Other Annual Compensation includes a non-cash interest benefit conferred under the share subscription arrangements described in note (8) above.
(10)	Options are exercisable to purchase Common Shares.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 pursuant to the Company’s share incentive plan (the “Share Incentive Plan”).

Option Grants During the Financial Year Ended December 31, 2006

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year(2)	Exercise or Base Price (Cdn$/Security)(3)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Peter Marrone President and Chief Executive Officer	2,000,000	21.6	9.65	9.65	March 22, 2011
Charles Main Vice President, Finance and Chief Financial Officer	500,000	5.4	9.65	9.65	March 22, 2011
Antenor F. Silva, Jr. Chief Operations Officer	700,000	7.6	9.65	9.65	March 22, 2011
Greg McKnight Vice President, Business Development	500,000	5.4	9.65	9.65	March 22, 2011
Daniel Kivari Vice President, Operations	350,000	3.8	9.65	9.65	March 22, 2011

(1)	Class of securities underlying all stock options is Common Shares. All stock options vested immediately upon grant on March 23, 2006.
(2)	Based on the total number of options granted pursuant to the Share Incentive Plan during the financial year ended December 31, 2006 of 9,259,259.
(3)

The exercise price of stock options is determined based on the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the last trading day prior to the date of grant, in accordance with the terms of the Share Incentive Plan.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2006

and Year-End Option Values

			Unexercised Options at December 31, 2006		Value of Unexercised in-the-money Options at December 31, 2006 (1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Exercisable (#)	Unexercisable (#)	Exercisable (Cdn$)	Unexercisable (Cdn$)
Peter Marrone President and Chief Executive Officer	1,250,000	2,087,500	2,900,000	Nil	21,853,000	Nil
Charles Main Vice President, Finance and Chief Financial Officer	407,000	1,125,730	523,000	Nil	3,097,260	Nil
Antenor F. Silva, Jr. Chief Operations Officer	700,000	1,169,000	1,500,000	Nil	13,535,000	Nil
Greg McKnight Vice President, Business Development	300,000	703,000	700,000	Nil	5,356,000	Nil
Daniel Kivari Vice President, Operations	50,000	142,500	400,000	Nil	2,583,000	Nil

(1)

Calculated using the closing price of the Common Shares on the TSX on December 29, 2006 of Cdn$15.31, less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment and Consulting Agreements

As at December 31, 2006, the Company or its wholly-owned subsidiaries, had employment agreements with each of the Named Executive Officers other than Daniel Kivari who provides consulting services to the Company under a consulting agreement.

The Company has entered into employment agreements (i) dated July 25, 2003, as amended September 1, 2004 with Peter Marrone, President and Chief Executive Officer of the Company; (ii) dated August 6, 2003, as amended December 13, 2004 with Charles Main, Vice President, Finance and Chief Financial Officer of the Company; (iii) dated August 12, 2003 with Antenor F. Silva, Jr., Chief Operations Officer of the Company and (iv) dated January 8, 2004, as amended December 13, 2004 with Greg McKnight, Vice President, Business Development of the Company. The Company has also entered into a consulting agreement dated June 1, 2004 with Daniel Kivari, Vice President, Operations.

Pursuant to his employment agreement, Mr. Marrone’s base salary is reviewed on an annual basis, but in any event will not be less than the previous year’s base salary. Mr. Marrone is also entitled to bonuses, stock options and benefits at the discretion of the Board. Mr. Marrone may terminate his employment agreement upon three months’ written notice to the Company. The Company may terminate Mr. Marrone’s employment agreement at any time without cause, in which event it is obligated to provide Mr. Marrone with a severance in lieu of notice. Upon termination of Mr. Marrone’s employment with the

Company for any reason other than cause, or upon a change of control of the Company, Mr. Marrone is entitled to a payment equal to three times his highest annual salary and bonus (plus additional premium in the case of a change of control). Mr. Marrone is also entitled to a cash amount in lieu of Common Shares issuable under stock options not exercised within 30 days of notice from the Company, whether or not such options are exerciseable, based on a predetermined formula set out in his employment agreement. Alternatively, Mr. Marrone may elect to continue to hold any unexercised options for the balance of their term. In addition, Mr. Marrone’s employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. Marrone is entitled to the severance payments noted above.

Pursuant to Mr. Main’s employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year’s base salary. Mr. Main is also entitled to bonuses, stock options and benefits at the discretion of the Board.

The employment agreement relating to Mr. Silva provides that Mr. Silva shall be employed as Chief Operations Officer of Yamana through the Company’s indirect, wholly-owned subsidiary, Yamana Resources (BVI) Ltd. Pursuant to Mr. Silva’s employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year’s base salary. Mr. Silva is also entitled to bonuses, stock options and benefits at the discretion of the Board of Yamana.

The employment agreements relating to Messrs. Main and Silva both provide that the executive may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event the executive shall be entitled to a severance in lieu of notice. Upon termination of their respective employment with the Company for any reason other than cause (or, in the case of Mr. Main, other than upon a change of control of the Company), each is entitled to a payment equal to his annual base salary plus accrued but unused vacation. Upon a change of control of the Company, each of Messrs. Main and Silva is entitled to a payment of an amount equal to 18 months base salary and any bonuses plus accrued but unused vacation. Any previously issued options granted to each of Messrs. Main and Silva, as applicable, shall vest upon termination of his employment and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan. In addition, the employment agreements relating to Messrs. Main and Silva each contain customary provisions relating to termination for good reason and, in such event, Mr. Main and Mr. Silva shall be entitled to the severance noted above.

Pursuant to his employment agreement, Mr. McKnight’s salary is reviewed annually but in any event will not be less than the previous year’s base salary. Mr. McKnight is also entitled to bonuses, stock options and benefits at the discretion of the Board. Mr. McKnight may terminate his employment agreement upon 90 days’ written notice to the Company. The Company may terminate Mr. McKnight’s employment agreement at anytime without cause, in which event Mr. McKnight shall be entitled to a severance in lieu of notice. Upon termination of his employment with the Company for any reason other than cause or a change of control, Mr. McKnight is entitled to a payment equal to 18 months’ base salary plus accrued but unused vacation. Any previously issued options granted to Mr. McKnight shall vest upon termination of his employment and shall remain exercisable for 18 months from such termination, notwithstanding the provisions of any agreement or plan. Upon a change of control, Mr. McKnight is entitled to a payment of an amount equal to 24 months base salary and any bonuses plus accrued but unused vacation, and any previously issued stock options granted to Mr. McKnight shall vest upon termination of his employment as a result of a change of control and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan. In addition, Mr. McKnight’s employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. McKnight is entitled to the severance payments noted above.

The consulting agreement relating to Mr. Kivari provides that Mr. Kivari shall be contracted by the Company through its wholly-owned Brazilian subsidiary, Yamana Desenvolvimento Mineral S.A. Pursuant to Mr. Kivari’s consulting agreement, his base salary is reviewed annually, but in any event will not be less than the previous year’s base salary. Mr. Kivari is also entitled to bonuses at the discretion of the Board of Yamana. The consulting agreement provides that Mr. Kivari may terminate his consulting agreement upon 90 days’ written notice to the Company, and the Company may terminate his consulting agreement at anytime without cause, in which event Mr. Kivari shall be entitled to a severance in lieu of notice. Upon termination of Mr. Kivari’s consulting services by the Company for any reason other than cause, Mr. Kivari is entitled to a payment equal to nine (9) months of his base salary, plus accrued but unused vacation.

Any previously issued stock options granted to Mr. Kivari shall vest upon termination of his consulting services and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement of plan.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Compensation of Directors

Standard Compensation Arrangements

During the year ended December 31, 2006, each non-executive director of the Company received an annual retainer fee of Cdn$25,000 and was paid quarterly for the attendance of a minimum of four Board meetings per year, with an additional Cdn$1,000 per meeting in excess of four Board meetings in one year. The Chairman of the Board received an additional fee of Cdn$25,000 in 2006. Members of the audit, compensation, corporate governance and nominating and sustainability committees of the Board were paid Cdn$1,500, Cdn$1,000, Cdn$1,000 and Cdn$1,000 per meeting, respectively, and the Chairman of each such committees of the Board were paid an annual retainer fee of Cdn$4,000, Cdn$2,000, Cdn$2,000 and Cdn$2,000, respectively. Members of the Board receive an additional fee of Cdn$1,500 per diem when consulting at a mine site.

Directors are entitled to participate in the Company’s stock option plan. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities and the importance of his or her position and contribution to the Company.

During the financial year ended December 31, 2006, an aggregate of Cdn$263,916.62 was paid to seven of the eight non-executive directors and the Company granted stock options to six of the eight non-executive directors to purchase an aggregate of 2,110,000, Common Shares.

Following the option grants to the non-executive directors in March 2006, the Compensation Committee, based on a review of current practices and policies concerning the granting of stock options to directors, determined to discontinue the practice of granting of stock options to non-executive directors.

The stock options granted to the non-executive directors in March 2006 became exercisable upon the receipt of shareholder approval for the increase in the maximum number of Common Shares reserved for issuance upon the exercise of stock options granted under the Share Incentive Plan, which shareholder approval was obtained by the Company at its annual and special meeting held on May 2, 2006, in accordance with the policies of the TSX.

Other Arrangements

Other than as described below, none of the directors of the Company were compensated in their capacity as a director by the Company and its subsidiaries during the financial year ended December 31, 2006 pursuant to any other arrangement or in lieu of any standard compensation arrangement and none of the directors were compensated for services as consultants or experts by the Company and its subsidiaries during the financial year ended December 31, 2006, other than Juvenal Mesquita who received $96,000 in consulting fees.

Directors’ and Officers’ Liability Insurance

The Company maintains, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary, in an amount commensurate for companies of Yamana’s size and maturity. The aggregate limit on liability for directors and officers under the insurance policy is $10 million, and the aggregate premium paid by the Company is $217,500. The terms of the policy provide for a deductible of $250,000 in respect of securities law claims and $100,000 in respect of all other claims.

Composition of the Compensation Committee

The Compensation Committee is comprised of three directors of the Company who are neither officers or employees of the Company or any of its subsidiaries. During 2006, the Compensation Committee was comprised of Nigel Lees (Chairman), Victor Bradley and Dino Titaro. Each of Messrs. Lees, Bradley and Titaro is an independent director.

Report on Executive Compensation

Overall Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar positions in comparable companies and with reference to the location of employment;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Committee Mandate

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to the compensation of certain executive officers (collectively, “Executive Management”). The Compensation Committee ensures that the Company has an executive compensation plan that is fair, motivational and competitive so that it will attract, retain and incent performance of Executive Management of a quality and nature that will enhance the profitability and growth of the Company.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for Executive Management to the Board for its consideration and approval, including recommendations concerning annual salary, bonus and incentive policies, and material new benefit programs.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. During January and March 2006, following the discussions with management of the Company, the Compensation Committee made recommendations to the Board for the grant of share bonuses and stock options to Executive Management. In January 2007, following the annual review of compensation undertaken in 2006 and discussions with management, the Compensation Committee made further recommendations to the Board on cash bonuses for 2006 and salaries of Executive Management in 2007. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

Advisor to the Compensation Committee

In March 2006, the Compensation Committee retained an executive consulting advisor (the “External Advisor”) to advise the Compensation Committee on the current executive compensation environment and practices in order to assist the Compensation Committee to review the Corporation’s philosophy and practices for compensation of Executive Management. In particular, the External Advisor provided the Compensation Committee with an analysis of the Company’s executive compensation and provided comparative compensation data on the Company’s peer group. The Compensation Committee will agree annually, and on as needed basis, with input from management and the External Advisor, on the specific work to be undertaken by the External Advisor for the Compensation Committee. All services provided by to the Company, beyond the External Advisor’s role as advisor to the Compensation Committee will require written pre-approval of the Chairman of the Compensation Committee. The Compensation Committee will not approve any such work that, in its view, could compromise the External Advisor’s independence as advisor to the Compensation Committee. The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to the External Advisor for all work done for the Compensation Committee and any work the Compensation Committee has approved.

During the financial year ended December 31, 2006, the External Advisor’s fees as the Compensation Committee’s advisor total approximately $3,739.00. No fees were paid to the External Advisor for other services in 2006.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.

In connection with the annual review of the Company’s compensation philosophy and programs undertaken during 2006, the Compensation Committee determined that, given the development of the Company into an intermediate gold producer, it was appropriate to increase the proportion of total compensation represented by base salary for 2007 with a corresponding decrease in emphasis on long-term incentives such as stock options.

Bonus Payments

Executive officers are eligible for annual bonuses, payable in cash or through stock-based compensation, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as currency exchange rates, commodity prices and interest rates. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. There are no pre-established payout ranges.

During the financial year ended December 31, 2006, the Board, on the recommendation of the Compensation Committee, approved the payment of an aggregate of 300,000 common shares, to members of Executive Management in recognition of their contribution to the Company in 2005 and early 2006. The determination was made to have the bonus payable in common shares based on a number of factors including to minimize the use of cash resources of the Company so that such resources could be deployed to advance the Company’s mineral projects and to align the interests of Executive Management with interests of the Company’s shareholders.

The issue of the 300,000 common shares was approved by shareholders at the annual and special meeting of shareholders held on May 2, 2007. Pursuant to the recommendation of the Compensation Committee, the recipients of the share bonus have agreed not to sell the Common Shares for a period of one year, except in certain circumstances.

In January 2007, the Board, on the recommendation of the Compensation Committee, approved the payment of cash bonuses to certain members of Executive Management in recognition of their contribution to the growth of the Company in the later part of 2006.

During the financial year ended December 31, 2006, bonuses were awarded in cash and Common Shares to the following Named Executive Officers of the Company: Peter Marrone, President and Chief Executive Officer, received 75,000 Common Shares valued at Cdn$739,500; Charles Main, Vice President, Finance and Chief Financial Officer, received Cdn$100,000 in cash and 40,000 Common Shares valued at Cdn$394,400; Antenor Silva, Chief Operations Officer, received $135,658 in cash and 50,000 Common Shares valued at Cdn$493,000; Greg McKnight, Vice President, Business Development, received Cdn$100,000 in cash and 40,000 Common Shares valued at Cdn$394,000; and Daniel Kivari, Vice President, Operations, received Cdn$97,540 in cash and 20,000 Common Shares valued at Cdn$197,200.

Long-Term Incentives

Base salaries and bonuses have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options.

During the financial year ended December 31, 2006, the Board, on the recommendation of the Compensation Committee, granted stock options to Named Executive Officers of the Company as follows:

Name of Officer	Title of Officer	Number of Options

Peter Marrone	President and Chief Executive Officer	2,000,000
Charles Main	Vice President, Finance and Chief Financial Officer	500,000
Antenor Silva	Chief Operations Officer	700,000
Greg McKnight	Vice President, Business Development	500,000
Daniel Kivari	Vice President, Operations	350,000

All of these options were granted at an exercise price of Cdn$9.65 for a term of five years, and vested immediately upon grant. The exercise price of the options was determined based on the closing price of the Common Shares on the TSX on March 22, 2006, the date before the date of the grant, and following the expiry of the black-out period relating to the release of the Company’s 2006 financial results in accordance with the terms of the Share Incentive Plan.

The options granted to the Named Executive Officers were approved by shareholders at the annual and special meeting of shareholders held on May 2, 2007.

Subsequent to the option grant and in connection with its annual review of the Company’s compensation philosophy and practices, the Compensation Committee determined that base salary should be in the mid to high range of the Company’s peer group and a decreased emphasis should be placed on option grants.

Chief Executive Officer Compensation

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to other senior officers in the Company, salaries paid to other chief executive officers of comparable or peer group companies in the mining industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year, as measured against his key performance indicators. During the financial year ended December 31, 2006, Mr. Marrone’s base salary was Cdn$552,156 and he was issued 75,000 Common Shares valued at Cdn$739,500 as a bonus in recognition of his contribution to the development of the Company. During the financial year ended December 31, 2006, Mr. Marrone was also granted options to purchase 2,000,000 Common Shares under the Share Incentive Plan (see “Option Grants During the Financial Year Ended December 31, 2006” table above for further details).

The foregoing report has been submitted by the Compensation Committee:

Nigel Lees (Chairman)

Victor Bradley

Dino Titaro

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on August 1, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold for the four most recently completed financial years of the Company following the completion of its reverse take-over transaction in August 2003, assuming the reinvestment of all dividends.

	Aug. 1/03	Dec. 31/03	Dec. 31/04	Dec. 30/05	Dec.29/06
Yamana Gold Inc.	100.00	185.63	215.57	461.08	918.15
S&P/TSX Composite Index	100.00	114.75	131.37	163.06	191.21
S&P/TSX Composite Index Gold	100.00	132.34	121.92	147.86	189.30

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights (Cdn$)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	12,553,042	$7.92	5,779,875
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	12,553,042	$7.92	5,779,875

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options.
(2)

Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under the Share Incentive Plan of 24,900,000, after deducting all of the options that have been exercised under the Share Incentive Plan since inception and the Common Shares issuable upon the exercise of outstanding RNC Options and DSM Options.

Security Based Compensation Arrangements

Share Incentive Plan

The Company’s share incentive plan (the “Share Incentive Plan”) dated June 24, 2004, as amended, is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The current aggregate maximum number of Common Shares that may be reserved for issuance under stock options granted pursuant to the Share Incentive Plan is 24,900,000, representing approximately 7% of Company’s issued and outstanding Common Shares as at March 20, 2007. A copy of the Share Incentive Plan is available under the Company’s profile on SEDAR at www.sedar.com.

Options to purchase an aggregate of 12,553,042 Common Shares, representing approximately 3.5% of the Company’s issued and outstanding Common Shares as at March 20, 2007, are currently outstanding and exercisable under the Share Incentive Plan.

In connection with the acquisition of RNC Gold Inc., the Company assumed options (the “RNC Options”) outstanding under the RNC Gold Inc. stock option plan, of which there were 155,800 RNC Options outstanding as at December 31, 2006, exercisable to acquire an aggregate of 155,800 Common Shares. In connection with the acquisition of Desert Sun Mining Corp., the Company assumed options (the “DSM Options”) outstanding under the Desert Sun Mining Corp. stock option plan, of which there were 585,000 DSM Options outstanding as at December 31, 2006, exercisable to acquire an aggregate of 585,000 Common Shares. The RNC Options and the DSM Options are not governed by or outstanding under the Share Incentive Plan. However, for the purposes of calculating the number of Common Shares available to be issued upon the exercise of options granted under the Share Incentive Plan, any Common Shares reserved for issuance upon the exercise of outstanding RNC Options and DSM Options shall be deducted from the number of Common Shares otherwise issuable under the Share Incentive Plan.

The Share Incentive Plan provides for an aggregate maximum reserve of 5% of the Company’s issued and outstanding Common Shares for issuance to any one person. The Share Incentive Plan includes a limit on the number of Common Shares issuable to insiders under all security based compensation arrangements. Options granted under the Share Incentive Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years. The vesting of stock options is at the discretion of the Board of the Company, and there are currently no vesting provisions governing any of the outstanding stock options. On December 10, 2006, the Compensation Committee of the Board recommended that there be a vesting period of three years for all future stock options granted under the Share Incentive Plan, on the basis of ¼ vesting immediately and ¼ vesting on each of the dates that is 12, 24 and 36 months following the date of grant. Options granted under the stock option component are not transferable or assignable and terminate: (i) within a period of 60 days following the termination of an optionee’s employment, subject to any agreement with a director or officer of the Company with respect to the rights of such director or officer upon termination or a change of control of the Company; and (ii) within a period of six months following the death of an optionee.

The Share Incentive Plan also provides for the granting of stock appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares (which is the average closing price of the Common Shares on the TSX for the five trading days prior to the date of termination of the option) to which the terminated option relates, has a total value equal to the product of the number of such Common Shares times the difference between the fair value and the option price per share of such Common Shares, less any amount required to be withheld on account of income taxes. During the year ended December 31, 2006, there were no Common Shares issued upon the exercise of outstanding stock appreciation rights.

The Board and/or the Compensation Committee of the Board, may modify or terminate the Share Incentive Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Share Incentive Plan to (i) amend the number of securities issuable under the plan; (ii) change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation; (iii) add any form of financial assistance under the plan; (iv) amend a financial assistance provision which is more favourable to Participants; (v) add a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the plan; (vi) add deferred or restricted share units or any other provision which results in Participants receiving securities while no cash consideration is received by the Company; and (vii) make amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders. The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Share Incentive Plan that are not of the type contemplated above, including, without limitation: (i) amendments of a housekeeping nature; (ii) the addition of or a change to vesting provisions of a security or the plan; (iii) a change to the termination provisions of a security or the plan which does not entail an extension beyond the original expiry date; and (iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve.

The Company does not provide any financial assistance to Participants under the Share Incentive Plan to facilitate the purchase of securities under the Share Incentive Plan.

At the Company’s Annual and Special Meeting of Shareholders held on May 2, 2006, shareholders approved the following amendments to the Share Incentive Plan, each of which was adopted in fiscal 2006: (i) an increase in the maximum of Common Shares that may be reserved for issuance upon exercise of options granted under the Share Incentive Plan to 24,900,000 Common Shares; (ii) add a limitation on the percentage of securities issuable to insiders under all security based compensation arrangements; and (iii) amending the provisions concerning amendments and modifications to the Share Incentive Plan.

Corporate Governance Practices

National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) sets out guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of the corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The Board has considered the guidelines set out in NP 58-201 and believes that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

The Board of Directors

The Board is currently comprised of Victory Bradley (Chair), Peter Marrone, Nigel Lees, Patrick Mars, Juvenal Mesquita, Antenor Silva, Dino Titaro and Bruce Humphrey. The majority of the members of the Company’s Board of Directors, including the Chair of the Board, are independent within the meaning of NI 58-101 and hold regularly scheduled meetings. Messrs. Marrone and Silva are not independent as they are the President and Chief Executive Officer of the Company and the Chief Operating Officer of the Company, respectively. Mr. Mesquita is also not independent as he is a consultant to the Company. Although Mr. Bradley acted as President and Chief Executive Officer of the Company until July 31, 2003, the Board does not consider Mr. Bradley to have a material relationship with the Company which could be reasonably expected to interfere with the exercise of his independent judgement as a non-executive director of the Company, and considers Mr. Bradley to be independent. Each of Messrs. Lees, Mars, Titaro and Humphrey is independent.

The role of the Company’s Chairman of the Board is to chair all meetings of the Board in a manner that promotes meaningful discussion, and to provide leadership to the Board to enhance the Board’s effectiveness in meeting its responsibilities. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on at least an annual basis. The Chairman also acts as a liason between the Board and management to ensure that the relationship between the Board and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between Board and management are clearly understood.

The independent directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. During the fiscal 2006, Mr. James Askew resigned as a director of the Company effective March 31, 2006, and each of Messrs. Humphrey and Bharti were appointed as directors of the Company effective April 5, 2006 upon the completion of the Company’s acquisition of DSM. Mr. Bharti subsequently resigned from the Board effective September 4, 2006.

During the fiscal year ended December 31, 2006, the Board held 15 meetings. The attendance of each of the directors, based on the number of meeting each was eligible to attend is as follows: Mr. Marrone (15/15), Mr. Bradley (14/15), Mr. Mars (15/15), Mr. Mesquita (10/15), Mr. Silva (13/15), Mr. Lees (15/15), Mr. Titaro (11/15) and Mr. Humphrey (6/10).

Other Public Company Directorships

Messrs. Bradley, Lees, Mars, Titaro, Marrone, Mesquita, Silva and Humphrey are currently also directors of the reporting issuers set forth below:

Director Name	Directorships with Other Reporting Issuers
Victor H. Bradley	Aura Gold Inc. Frontier Pacific Mining Corporation Denroy Resources Corporation Castillian Resources Corp. Osisko Exploration Ltée
Nigel Lees	URSA Major Minerals Incorporated SAGE Gold Inc.
Patrick J. Mars	Aura Gold Inc. Carpathian Gold Inc. Endeavour Mining Capital Corp. Glencairn Gold Corporation First Point Minerals Corp. Manicouagan Minerals Inc. Pacifica Resources Ltd. SAGE Gold Inc.
Dino Titaro	Carpathian Gold Inc. Plata Peru Resources Inc. Richview Resources Inc.
Peter Marrone	Aura Gold Inc. Vaaldiam Resources Ltd.
Juvenal Mesquita	Aura Gold Inc. Vaaldiam Resources Ltd.
Antenor Silva	Vaaldiam Resources Ltd.
Bruce Humphrey	Apogee Minerals Ltd. Cash Minerals Ltd.

Report on Board Activities

The Board of the Company is comprised of Messrs. Bradley (Chairman), Mesquita, Marrone, Mars, Silva, Lees, Titaro and Humphrey, five of whom are independent directors.

In carrying out its mandate, the Board met 15 times during the fiscal year ended December 31, 2006. At such meetings, the Board reviewed and approved or ratified various corporate decisions such as production decisions for the Company’s mineral projects; reviewed and approved the Cdn.$200.1 million bought deal public offering completed in May 2006; reviewed various acquisition proposals and approved the acquisitions of DSM and Viceroy; reviewed and approved the $200 million revolving line of credit with Bayerische Hypo-und Vereinsbank AG and ABN-Ambro Bank N.V.; reappointed the officers of the Company and the members of each of the committees of the Board; reviewed and approved the consolidated financial statements for the year ended December 31, 2005, as well as the consolidated financial statements for the three months ended March 31, 2006, six months ended June 30, 2006 and the nine months ended September 30, 2006, reviewed with management on a quarterly basis, the mining operations and exploration and development activities of the Company; received reports from the chairman of each of the committees regarding their activities; and following the year end, the Board conducted an assessment of the board as a whole and of each director individually.

The foregoing report dated this 20th day of March, 2007 has been furnished by the Chairman on behalf of the Board:

/s/ Victor H. Bradley

Board Mandate

The Board of the Company is responsible for the general supervision of the management of the business. The Board discharges its responsibilities directly and through its committees, currently consisting of Corporate Governance and Nominating Committee, the Audit Committee, the Compensation Committee and the Sustainability Committee.

A copy of the charter of the Board, setting out its mandate, responsibilities and the duties of its members is attached hereto as Schedule “A”.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board and the Chair of each of the Board’s committees. The Board, together with the Chief Executive Officer, has also developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The measures that the Board takes in connection with orienting new Board members regarding the role of the Board, its directors, the committees of the Board and the nature and operation of the Company’s business include providing each new member with information concerning the role and responsibilities of a public company director, providing new members with a complete set of the Company’s charters, policies and procedures and discussing with new members the Company’s operations including possible site visits to the Company’s properties.

With respect to providing continuing education for its directors, the Board ensures that all directors are kept apprised of changes in the Company’s operations and business, changes in the regulatory environment affecting the Company’s day to day business both within Canada and within the foreign jurisdictions in which the Company maintains properties and changes in their roles as directors of a public company.

The Corporate Governance and Nominating Committee also considers orientation and continuing education for Board members and makes recommendations to the Board from time to time regarding same.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Code includes provisions that require directors, officers and employees to inform the Company’s Chief Executive Officer or other appropriate person of any non-compliance with the Code.

The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of the Company has a material interest, which include ensuring that directors and officers are thoroughly familiar with the Company’s Code of Business Conduct and Ethics and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Executive Officer or other appropriate person, regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination of Directors

The Board, together with its Corporate Governance and Nominating Committee which is composed entirely of independent directors, is responsible for identifying new candidates for nomination to the Board. The Corporate Governance and Nominating Committee members are Messrs. Mars (Chairman), Bradley and Titaro, each of whom is an independent director. In carrying out its mandate, the Corporate Governance and Nominating Committee met once during the year ended December 31, 2006, and all of the members at that time were in attendance. The process by which the Board identifies new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to establish qualification and procedures to identify new candidates based on corporate law and regulatory requirements as well as relevant education and experience related to the business of the Company.

The Corporate Governance and Nominating Committee’s responsibilities include annually reviewing the charters of the Board and the Corporate Governance and Nominating Committee; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors or committee members for the engagement of special advisors from time to time; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and ethics and annually a statement of corporate governance practices to be included in the Company’s management information circular; meeting with the Company’s external corporate counsel to discuss the Company’s corporate governance policies and practices; recommending procedures to permit the Board to meet on a regular basis without management present; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Compensation

The Board, together with its Compensation Committee which is composed entirely of independent directors, among other things, determines appropriate compensation for the Company’s directors and executive officers. In January 2006, the Compensation Committee was reconstituted to include Messrs. Lees (Chairman), Titaro and Bradley, each of whom is an independent director. The Compensation Committee met five times formally during the year ended December 31, 2006. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee to the Board on the Company’s overall compensation and benefits philosophies, which are established based, in part, on a review of peer group and mining industry compensation data. The reports describe processes undertaken by the committee in determining executive compensation.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages of the Chief Financial Officer and the Chief Operating Officer.

Sustainability Committee

The Board also has a Sustainability Committee to assist in establishing objectives relating to exploration, development, operations and mining of the Company’s properties, and to monitor and assess the Company’s performance against such objectives. The Sustainability Committee is also responsible for assisting the Board in developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety, and overseeing the development and implementation of policies and management systems relating to environmental and health and safety issues in order to ensure the Company’s compliance with applicable laws and best management practices. In 2006, the Sustainability Committee was comprised of Messrs. Humphrey (Chairman), Titaro and Mars, each of whom is an independent director. The Sustainability Committee met once formally during the year ended December 31, 2006.

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community. The Audit Committee members are Messrs. Bradley (Chair), Mars and Lees, each of whom is an independent director.

The Audit Committee’s primary duties and responsibilities are to:

•

oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence;

•	serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;
•	review and appraise the audit activities of the Company’s independent auditors; and
•

provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

Further information regarding the Company’s Audit Committee is contained in the Company’s annual information form dated March 20, 2006 under the heading “Audit Committee”, and a copy of the Audit Committee charter is attached to the annual information form as Schedule “A”. The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

Board Assessments

The Board, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution. The process by which such assessments are made is through questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion each year. In addition, the Chairman of the Board and the Chair of each committee encourages discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board as a whole. This assessment will include member’s contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the board.

Indebtedness of Directors and Executive Officers

None of the Company’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the financial year ended December 31, 2006, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Since January 1, 2006, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Election of Directors

The Company’s Articles of Incorporation and the CBCA provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of eight (8) directors. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of all eight (8) nominees whose names are set forth below.

The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of the Company and number of Common Shares beneficially owned by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 20, 2007. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are appointed.

Name and Province/State and Country of Residence	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Peter Marrone Ontario, Canada	President and Chief Executive Officer of the Company	July 31, 2003 to present	2,295,279

Victor H. Bradley (1) (2) (4) Ontario, Canada	President and Chief Executive Officer of Aura Gold Inc.	February 7, 1995 to present	1,349

Patrick J. Mars (1) (3) (4) Ontario, Canada	President of P.J. Mars Investments Limited	August 16, 2001 to present (5)	20,000

Juvenal Mesquita Filho São Paulo, Brazil	President of Mineração Santa Elina S/A	July 31, 2003 to present	208,695

Antenor F. Silva, Jr. Rio de Janeiro, Brazil	Chief Operating Officer of the Company	July 31, 2003 to present	258,695

Nigel Lees(1) (2) Ontario, Canada	Mining Executive	June 16, 2005 to present	15,000

Dino Titaro (2) (3) (4) Ontario, Canada	President and Chief Executive Officer of Carpathian Gold Inc.	August 5, 2005 to present	10,000

Bruce Humphrey (3) Ontario, Canada	Mining Consultant	April 5, 2006 to present	72,780

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Sustainability Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

The principal occupations, businesses or employments of each of the proposed directors during the past five years are disclosed in the brief biographies set forth below.

Peter Marrone – President and Chief Executive Officer. Mr. Marrone joined Yamana as President and Chief Executive Officer of Yamana in July 2003, and was instrumental in the creation of the Company and organizing it as a significant gold producer in Brazil. Prior to joining Yamana, Mr. Marrone was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation from 2001 to July 2003, and prior thereto was a partner at the law firm of Cassels Brock & Blackwell LLP, where he practiced in the area of securities law with a strong focus on mining and international transactions. Mr. Marrone has more than 20 years of business and capital market experience and has been on the boards of a number of public companies and advised companies with a strong Brazilian presence. Mr. Marrone is a Faculty Scholar and holds a Bachelor of Laws degree.

Victor H. Bradley – Director. Mr. Bradley joined Yamana in February 1995 as President and Chief Executive Officer, which position he held until July 2003, at which time he became non-executive Chairman of Yamana. Mr. Bradley is currently the President and Chief Executive Officer of Aura Gold Inc. (since January 2006) and also works as a mining consultant and sits on the board of Frontier Pacific Mining Corporation, Denroy Corporation, Castillian Resources Corp. and Osisko Exploration Ltée. Mr. Bradley is a Chartered Accountant with over 40 years of experience in the minerals industry. For 30 of those years, Mr. Bradley held senior financial and management positions with a wide range of mining and exploration companies.

Patrick J. Mars – Director. Mr. Mars is currently the President of P.J. Mars Investments Limited, a private investment company, the Chairman of Aura Gold Inc. (since January 2006), the Chairman of SAGE Gold Inc. (since December 2003) and also works as a mining consultant and serves as a director of several resource companies, including Glencairn Gold Corporation, Endeavour Mining Capital Corp., SAGE Gold Inc., Carpathian Gold Inc., First Point Minerals Corp., Manicouagan Minerals Inc., Aura Gold Inc. and Pacifica Resources Ltd. During the period of January 1999 to May 2001, Mr. Mars acted as Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK). Mr. Mars is a Chartered Financial Analyst with over 40 years experience in the finance industry.

Juvenal Mesquita Filho – Director. Mr. Mesquita is currently the President of Mineração Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mines Corporation since September 1994.

Antenor F. Silva – Chief Operating Officer. Mr. Silva joined Yamana as Chief Operating Officer in July 2003. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies. During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa. Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies. Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation. Mr. Silva has also served as a director on the boards of several engineering, mining and aluminum extrusion companies. Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.

Nigel Lees – Director. Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration company. Mr. Lees was President and Chief Executive Officer of Sunblush Technologies Corporation from 1994 to 2002. Mr. Lees is also a director of URSA Major Minerals Incorporated, which is a TSX Venture Exchange-listed mineral exploration company.

Dino Titaro – Director. Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX. From 1986 to 2003, Mr. Titaro was the President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. Mr. Titaro is also a director of each of Plata Peru Resources Inc. listed on the TSX Venture Exchange and Richview Resources Inc. listed on the TSX.

Bruce Humphrey – Director. Mr. Humphrey is a mining engineer with over 30 years experience in the mining industry. Mr. Humphrey served as President and Chief Executive Officer of Desert Sun Mining Corp. from October 2004 to April 2006. From May 1998 to May 2004, Mr. Humphrey served as Senior

Vice President and Chief Operating Officer of Goldcorp Inc. where his responsibilities included the re-development, start-up and operation of the high grade Red Lake Mine as well as the Exploration Group and Goldcorp’s operations in South Dakota and Saskatchewan. He has also worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions. Mr. Humphrey is also a director of Cash Minerals Ltd. and Apogee Minerals Ltd. Mr. Humphrey is a member of the Professional Engineers of Ontario.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors are, as at the date hereof, or have been, within the ten years prior to the date hereof, a director or executive officer, of any company that, while that person was acting in the capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Mr. Dino Titaro who is a director of Plata Peru Resources Inc., which company was cease traded in 2002 pending a proposed corporate reorganization, which has received shareholder approval but which remains subject to completion. Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003, which company is now insolvent and inactive;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it make a voluntary arrangement with creditors in 1998.

None of the proposed directors have, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the proposed directors are, as at the date hereof, or have been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation with a securities authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company since its incorporation in 1995.

Additional Information

Additional information relating to the Company may be found on www.sedar.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2006, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found at www.sedar.com. Shareholders may also request these documents from the Vice President, General Counsel and Assistant Corporate Secretary of the Company by phone at (416) 945-7357 or by e-mail at jacquelinejones@yamana.com.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Peter Marrone

Peter Marrone
President and Chief Executive Officer

Toronto, Ontario

March 20, 2007

SCHEDULE “A”

YAMANA GOLD INC.

CHARTER OF THE BOARD OF DIRECTORS

I.	GENERAL

The Board of Directors of Yamana Gold Inc. (the “Company”) is responsible for the stewardship and the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet regularly, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors will also include regular meetings (not less than once annually) of the independent members of the Board without management being present.

II.	COMPOSITION

The Board of Directors shall be constituted of a majority of “independent directors” within the meaning of National Policy 58-201 Corporate Governance Guidelines. Pursuant to Canadian corporate governance guidelines (except in respect of British Columbia), in order to be considered “independent”, directors shall have no direct or indirect material relationship with the Company. In British Columbia, a director shall be considered independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder. The Board of Directors acknowledges that in certain exceptional circumstances such as the death, disability or resignation of an independent director, the Board of Directors may not be constituted of a majority of independent directors. In such circumstances, the Board of Directors shall be comprised of a majority of independent directors no later than the next annual meeting of shareholders of the Company.

III.	RESPONSIBILITIES

The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

●

The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

●	With the assistance of the Corporate Governance Committee:
-	Reviewing the composition of the Board and ensuring it respects its independence criteria.
-	Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.
-

The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

-	Ensuring that an appropriate review selection process for new nominees to the Board is in place.
-	Ensuring that an appropriate orientation and education program for new members of the Board is in place.

-

Approving and revising from time to time as circumstances warrant a corporate disclosure and communications policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and communities in which the business of the Company is conducted.

●	With the assistance of the Audit Committee:
-	Ensuring the integrity of the Company’s internal controls and management information systems.
-	Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.
-	Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.
-	Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.
-	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.
●	With the assistance of the Compensation Committee and the Chief Executive Officer, the approval of the compensation of the senior management team.
●	Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.
●

The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

●	The review and approval of corporate objectives and goals applicable to the Company’s senior management.
●	Enhancing congruence between shareholder expectations, Company plans and management performance.
●

Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

●	Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.
●	With the assistance of the Sustainability Committee:
-

Establishing objectives relating to exploration, development, operations and mining of the Company’s properties, including determining the budgets required, the allocation of resources, the steps to be implemented and the timing for reaching such steps.

-	Monitoring matters relating to exploration, development, operations and mining and assessing the performance of the Company against its objectives.
-	Developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Dated February 10, 2005

EXHIBIT 3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF YAMANA GOLD INC.

FOR USE AT AN ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 2, 2007

This proxy is solicited on behalf of the management of Yamana Gold Inc. (the “Company”). The undersigned shareholder(s) of the Company hereby appoint(s) Peter Marrone, the President and Chief Executive Officer of the Company, or in lieu of the foregoing, Charles Main, the Vice President, Finance and Chief Financial Officer of the Company, or in lieu of the foregoing,                                                        , to attend and vote on behalf of the undersigned at the Annual Meeting of Shareholders of the Company to be held on Wednesday, May 2, 2007 at 11:00 a.m. (Toronto time) and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)	VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the election of directors;

(b)	VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration; and

(c)	VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this                            day of                                            , 2007.

Signature of Shareholder

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below by 4:00 p.m. (Toronto time) on April 30, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s transfer agent.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 152 of the Canada Business Corporations Act, where a choice is specified, the shares shall be voted accordingly. Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.

Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below by 4:00 p.m. (Toronto time) on April 30, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s transfer agent.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

CIBC Mellon Trust Company

Attention: Proxy Department

P.O. Box 721

Agincourt, ON M1S 0A1

Fax : (416) 368-2502